IRVINE VENTURE LAW FIRM, LLP
ATTORNEYS AT LAW
5 HUTTON CENTRE DRIVE
SUITE 1400
SANTA ANA, CALIFORNIA 92707
TELEPHONE: (949) 660-7700
FACSIMILE: (949) 660-7799

June 3, 2009

By EDGAR
Duc Dang, Esq.
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Hartman Short Term Income Properties XX, Inc.
File No. 333-154750

Dear Mr. Dang:

As we discussed, we are providing this letter to refer you to the changes, additions and deletions made in response to your comment letter dated May 15, 2009.  The amendment number 4 to the Form S-11 has been filed concurrently through the EDGAR filing system.  The numbers in this letter correspond to your numbered comments.

1.
We note your response to comment 1 of our letter dated March 4, 2009 and the revised disclosure on page 4. This information is not appropriate for the summary and should be located elsewhere in the body of your prospectus. In addition, please furnish the disclosure in substantially the tabular form indicated by Item 403 of Regulation S-K. Include the title of the class of securities, the name and address of each beneficial owner, the amount of securities held by each beneficial owner and the percent of the class represented by that amount.

1.
In response to your first comment, we have moved the information on management ownership from the summary to a new section called “Stock Ownership” at page 78 of the prospectus.  Further, the information on the stock ownership of the registrant is set forth in the tabular form in compliance with item 403 of Regulation S-K.

2.
Your heading indicates that your maximum offering is $250 billion. The amount is inconsistent with the registration fee table, which shows that you are registering $250 million of common stock for your primary offering. Please revise accordingly.

2.	The cover page has been corrected to reflect that $250 million of common stock of the registrant is being registered for our primary offering.

Duc Dang, Esq.
Securities and Exchange Commission
June 1, 2009

3.
Please tell us why you revised the disclosure to state that your company was formed in February 2009. We note that your original registration statement, which was signed by the company, was filed on October 24, 2008. In addition, we note that your Articles of Incorporation were signed on September 29, 2008.

3.
The original form of the registrant’s articles of incorporation for Hartman Short Term Income Properties XX, Inc. was sent to the Maryland Department of Assessments and Taxation in September, 2008 and apparently lost or misplaced by the Maryland Department of Assessments and Taxation.  Those articles subsequently were again sent for recording and were filed on February 5, 2009.  We are at a loss as to what engendered the long delay from receipt to filing in Maryland.  We note that we have since filed amended and restated articles of incorporation for the registrant, which are yet to be returned filed.

4.
Please revise the cover page to briefly identify the most significant risks associated with your company and your offering. Refer to Item 1 of Industry Guide 5. We note that you included cover page risk factors in your initial filing and in amendment no. 1, but you have deleted them from this amendment.

4.
The bullet points of significant risks have been restored to the cover page.  We selected risks relating to distributions, lack of marketability, restrictions on the share redemption plan, the fact that the registrant is a blind pool investment and the registrant’s reliance on the advisor.

5.
We note your response to comment 7. To the extent that Mr. Hartman was responsible for the organization of your company and this public offering, prior to the organization of Hartman XX Holdings, Inc., it appears that he would be considered your sponsor. Please revise to clarify Mr. Hartman's role as your sponsor, in addition to his role as the owner of Hartman XX Holdings, Inc.

5.
We have treated Allen Hartman as the registrant’s sponsor.  References to our sponsor now refer to Allen Hartman.  Mr. Hartman’s roles in control of the advisor and the property manager as well as of the registrant are described throughout the registration statement.

6.	We note your response to comment 8 and reissue the comment. Please revise to discuss the operating history of your advisor.

6.
We have revised and expanded the discussion of the operating history of the advisor in the summary section under “Our Advisors.”  While our advisor is a recently formed limited liability company, its personnel have extensive experience in real estate acquisition, management and finance.

Duc Dang, Esq.
Securities and Exchange Commission
June 1, 2009

7.
We note your disclosure that you intend to maintain a debt level that is about 50% of your total capitalization. Please revise to reconcile your disclosure here and elsewhere concerning your 50% leverage policy with your disclosure on page 93 that you do not expect to your debt level to exceed 300% of your net assets.

7.
In the Management Discussion and Analysis section under “Liquidity and Capital Resources” we have explained the operation of the 300% of net assets limitation for all forms of debt and the 50% of cost limitation for secured debt incurred to acquire or hold properties. See Sections I.B.16 and V.J of the NASAA REIT Guidelines (2007).  The two limitations are not mutually exclusive as the NASAA 300% limit applies to all debt, both secured and unsecured, on a combined basis. We have added express language about the 300% limit in the summary under Policy with respect to Leverage.

8.
Please note that certain of your disclosures continue to appear not to reconcile. You note the percentage of gross offering proceeds, 0.45%, allocable to Acquisition Expenses within your tabular disclosure. However your disclosure of Compensation to Our Advisor and Its Affiliates within this same section of the filing, you note, "Actual amounts cannot be determined at the present time." Please advise or revise.

8.
We have estimated that our acquisition expenses will average 0.5% of the contract purchase price of our property acquisitions (0.45% of the gross offering amount) based on our  experiences in our prior programs.  This percentage is only an estimate and the amount of the reimbursement for acquisition expenses will depend on our advisor’s actual expenses which cannot be determined at the present time.  There is no specific limit on this reimbursement other than that the provision of our charter which limits acquisition fees and expenses to 6% of the purchase price of properties or 6% of the funds advanced in the case of mortgage loans or other investments.  We have revised our disclosures in the compensation tables on pages 16 and 73 to show the amount of the expense reimbursement based on estimated expenses  of 0.45% of the gross offering proceeds.

9.
We reissue comment 10. Your disclosure on page 11 continues to state that HIREIT and Hartman XIX have different investment objectives while your disclosure on page 13 states that Hartman XIX has similar investment objectives. Please revise to reconcile your disclosure.

9.
HIREIT has similar investment objectives in that it is a combination of four privately placed limited partnerships that each owned commercial real estate.  HIREIT is not expected to raise further capital thus limiting its ability to acquire additional properties.  Hartman XIX is in the process of raising capital in a private placement.  Hartman XIX will acquire properties for development but also intends to acquire developed properties.  In either case Hartman XIX will own commercial real estate.  Under the conflict resolution rule, the registrant will have priority for the opportunity to acquire properties other than properties being developed.  We have added the foregoing explanation to the disclosure.

Duc Dang, Esq.
Securities and Exchange Commission
June 1, 2009

10.	Please define the term "Effective Gross Revenues" as used within your discussion of property management and leasing fees.

10.
The definition of “Effective Gross Revenues” from the Property Management Agreement, meaning cash receipts other than security deposits and expense reimbursements, has been added to the second paragraph of “Management- Property Manager” on page 70.

11.
Please revise to clarify the circumstances under which you would seek a third-party property manager rather than using HIR Management. Disclose whether you or your Manager will seek third-parties that offer management services for a fee that is less than the fee you are obligated to pay HIR Management.

11.
We have revised the disclosures under “Management- Property Manager” on page 70 to explain that the board, including the independent directors, has the option to use a third party property manager where that third party manager offers advantages that HIR Management does not offer.  Those advantages would not necessarily be based on cost, but could include experience in a local market, personnel in a local market, experience in connection with a specific type of property or tenant or with a particular entity as a tenant.  Conversely, the board likely will consider the fact that investors in a Hartman sponsored entity have demonstrated confidence in the Hartman management team.

12.
We note your revised disclosure that 3-4% of effective gross revenues will be "based upon square footage and gross property revenues of the buildings." If the 3-4% is derived from the effective gross revenues, please revise to explain how it is further based on square footage and gross revenues.

12.
We have revised the disclosures under “Management- Property Manager” on page 70 to explain that we will pay a higher percentage for smaller office buildings and those with lower revenues.  With larger office buildings and those with higher revenues, there are economies of scale that allow us to pay a lower percentage.

 .
13.
Please revise to clarify when you would begin acquiring "independent valuation reports" used to determine your asset management fees. Also, please revise to clarify if you will disclose the valuation reports to shareholders. If not, please provide your basis for such non-disclosure.

Duc Dang, Esq.
Securities and Exchange Commission
June 1, 2009

13.
The disclosure has been clarified to state that the asset management fee will be based on the higher of cost or value, but only if value is based on an independent appraisal, which may be obtained at the discretion of the independent directors.  If no independent appraisal is obtained, then for purposes of determining the amount of the asset management fee, but not for purposes of reporting value to shareholders, the cost of the properties will be used to calculate the asset management fee.  If we do obtain an appraisal report, its results will be disclosed to shareholders in our quarterly or annual report and a copy of the report will be made available upon request by a shareholder.

14.
We note your response to comment 42. Please tell us why redemption prices are based on the number of years after the closing of the offering rather than years following the purchase of securities by investors. Also, please revise your disclosure to more fully explain the impact of this timing on investors. Provide conforming changes under the heading "Share Redemption Program" on page 111.

14.
We have reconsidered the term of the share redemption program.  Investors will now be able to participate after one year after purchasing shares in the registrant.  We have made conforming changes to the descriptions of the Share Redemption Program sections in the Prospectus Summary on pages 19 and 20 and in the “Description of Shares” section on pages 116 and 117.

15.
Please revise to discuss how the program resolves a situation where the redemption requests made exceed the amount you are able to grant in a given quarter, either because the number of redemptions exceeds the 5% cap or because you do not have sufficient funds to honor all redemption requests.

15.
This issue is addressed in the body of the prospectus under “Description of Shares—Share Redemption Program”  in the first paragraph on page 119 and we have added this language to Prospectus Summary- Share Redemption Program in the last paragraph on page 20.  There is a priority for the redemption of shares.  If there is a greater demand for redemptions than the funds available for redemptions, “the stockholder or his or her estate, heir or beneficiary can (1) withdraw the request for redemption, or (2) ask that we honor the request at such time, if any, when the limitations no longer prevent redemption.”  If the funds designated for redemptions are exhausted in any quarter, the shareholder may withdraw the request or remain in the queue to be redeemed.

Duc Dang, Esq.
Securities and Exchange Commission
June 1, 2009

16.
We note your response to comments 17 and 18 that you will only obtain estimates of the value of your properties and assets to determine your per share value four years after the end of your most recent terminated offering. Please revise to clarify that if you conducted two separate offerings, that you may not obtain a valuation of your assets before the end of the 10 year period that triggers your shareholders vote on a liquidity event.

16
We conformed the plan to provide share values annually to our shareholders based on the offering price only for 18 months after the conclusion of the offering.  Thereafter, the share value will be determined annually by our board.  It will be within the discretion of the independent directors whether to obtain independent valuations of our properties to determine share value.

17.
Your disclosure states that you will use the offering price of your shares as the value of those shares until four full fiscal years after the end of the most recently terminated offering. Please tell us how the four-year time period is consistent with NASD Rule 2340(c)(2), which requires that per share values be based on a valuation of your assets, rather than the offering price, 18 months after the conclusion of the offering. Refer to FINRA Regulatory Notice 09-09 (Feb. 2009).

17
We have changed the terms of the plan to provide share values annually to our shareholders based on the offering price only for 18 months after the conclusion of the offering.  Thereafter, the share value will be determined annually by our board.  It will be within the discretion of the independent directors whether to obtain independent valuations of our properties to determine share value.

18.
We note your response to comment 21 and reissue the comment. Comment 21 was aimed at obtaining clarification about what actions are available to independent directors, other than termination, if they determine that the compensation arrangement with the advisor is unreasonable. Your disclosure on page 67 only addresses the circumstance where the compensation exceeded a numerical limit. It appears that the independent directors' determination of reasonableness goes beyond whether compensation exceeded the numerical limit.

18.
This issue is addressed in the prospectus under the heading “Management—Management Compensation” on page 78.  Each year the independent directors have the opportunity to renew or terminate the advisory agreement and the property management agreement.  If the  independent directors believe that the compensation paid to the advisor or property manager is excessive, they could use the leverage that they have to terminate the agreements in order to negotiate a lower fee.

Duc Dang, Esq.
Securities and Exchange Commission
June 1, 2009

19.
We note that you consider Messrs. Tompkins and Bouffard as your independent directors. Please revise to clarify in your conflicts disclosure that your independent directors also serve as directors in your sponsor's and advisor's affiliates.

19.
The fact that each of Messrs. Tompkins and Bouffard acts as an independent director of another Hartman sponsored entity is disclosed in the prospectus under “Summary—Conflicts of Interest and Management—Directors and Officers”.

20.	We note you have revised this section in response to comment 26. Please revise the biographical descriptions to identify the positions the named persons hold with the advisor.

20.	We have revised the disclosure to add a statement of each key officer’s current position with the advisor.

21.	Please revise the biographical descriptions to specifically disclose the principal occupations of each person during the last five years. Refer to Item 401(e) of Regulation S-K.

21.	We have revised the biographical descriptions of the independent directors and officers to disclose their principal occupations for the last five years.

22.
We note your response to prior comment 28. Please revise to clearly state that any incentive compensation paid to your executive officers will be in addition to the compensation that they receive as employees of your advisor and all fees and reimbursements that you are obligated to pay to your advisor.

22.
In “Management—Executive Officer Compensation” on page 64, we have inserted an explanation that the incentive compensation that the registrant may grant an executive would be in addition to any compensation that the advisor and/or property manager pays such executive.

23.
We note your response to comment 29 that the reference to table of options has been removed. It is not clear why you have removed the entire subsection unless you are no longer providing option grants upon the consummation of this offering. Please explain. Also, if you will grant your executive officers stock options upon the consummation of this offering, please disclose the terms of such grant and how the committee will determine the amounts to be granted.

Duc Dang, Esq.
Securities and Exchange Commission
June 1, 2009

23.
We have stricken the table of options as it is solely within the province of the compensation committee, consisting of the independent directors, to determine whether to issue options, to whom to issue the options and on what terms such options should be issued.  The compensation committee has not yet determined its performance-based criteria for the issuance of incentive compensation.  Such information will be disclosed in the registrant’s quarterly and annual reports to investors.

24.
We note your response to prior comment 34. In addition to the one public REIT and one private REIT, please disclose the total number of other programs that have investment objectives similar to yours. Also, disclose the number of Hartman-sponsored programs that have investment objectives that are not similar to yours.

24.
Hartman has no entities other than the registrant, HIREIT and Hartman XIX in existence at the present time.  Hartman has sponsored two tenant-in-common programs in which investors have purchased an undivided interest in a property.  The existence of those programs is disclosed in the prospectus under “Conflicts of Interest—Interests in Other Real Estate Programs”.  The similarities of the two REIT programs are disclosed as well.

25.
We note your response to comment 35 referring to bullet points 2, 4 and 7. Please provide a separate bullet point that highlights the fact that acquisition fees based on purchase price may influence your advisor to purchase higher price properties. In addition, please provide a separate bullet point that highlights the fact that asset management fees, which are based book value, require you to pay a your manager regardless of the performance and profitability of your properties.

25.
Under “Conflicts of Interest-- Receipt of Fees and Other Compensation by Our Advisor and Its Affiliates”, we have added new bullets 3 and 4 disclosing the potential for conflict of interest as the property acquisition fee is based on the amount paid and the asset management fee is based on the higher of appraised value or historical cost.

26.
We note your response to comment 36. You state that the fair market value of properties purchased from an affiliate will be determined by an independent appraiser only if the independent directors decide an appraisal is needed. This disclosure appears to be inconsistent with disclosure in the second sentence of this paragraph, which indicates that your independent directors will obtain a third party appraisal for any property purchased from an affiliate. Please revise to reconcile these two statements.

26.
We have stricken the second and third sentences of the paragraph entitled “Conflicts of Interest—Certain Conflict Resolution Procedures--Our Advisors” on page 83 to make clear that the decision to obtain an independent valuation in the event that the registrant proposes to acquire a property from an affiliate will be made by the independent directors at the time.  The company will not obtain an independent valuation as a matter of course, even on a purchase from an affiliate.

Duc Dang, Esq.
Securities and Exchange Commission
June 1, 2009

27.	We note your response to comment 37. Please revise the second paragraph under this heading to clearly state, if true, that you have no limit on the use of leverage during the offering period.

27.
We have revised the second paragraph under “Investment Objectives and Criteria—Borrowing Policies” on page 90 to add an express statement that while the 50% of property value limit on secured debt will not apply during the offering period, the 300% limit on aggregate secured and unsecured debt to net asset value will apply.

28.	We note that you have no present plans to issue preferred stock, however you have 1,000 shares of preferred stock issued and outstanding. Please advise or revise.

28.
We have specified that the 1,000 shares of the registrant’s convertible stock is convertible preferred stock throughout the prospectus.  We have revised our disclosure under “Description of Shares - Preferred Stock” on page 112 to indicate that other than the convertible preferred stock, we have no present plans to issue any class or series of preferred stock to investors.

29.
You note that shares purchased pursuant to your distribution reinvestment plan that no organization and offering expenses will be paid. Please indicate such within  your disclosure of Management Compensation related to Reimbursement of Other Organization and Offering Expenses throughout your prospectus.

29.
We have added a disclosure in “Compensation to our Advisor and its Affiliates” in the summary on page 15, in “Management Compensation” on page _72 and to the first paragraph under “Plan of Distribution—Compensation We Will Pay for the Sale of Our Shares”on page 129, that no organization and offering expenses will be paid out of funds raised through the distribution reinvestment plan.

30.
We note your response to comment 39. Please revise further to provide aggregated data for your public and private programs. Aggregate figures should be presented separately for public and nonpublic programs. Please refer to Section 8.A of Industry Guide 5.

Duc Dang, Esq.
Securities and Exchange Commission
June 1, 2009

30.
We are moving the narrative regarding HIREIT to the private program section. The aggregate figures for the private programs in aggregate form are included as outlined in Section 8.A of Industry Guide 5 including tables as appropriate.

31.	Please revise to disclose any major adverse business developments or conditions experienced by your prior programs. Refer to Section 8.A.2 of Industry Guide 5.

31.
We have added a disclosure to “Prior Performance Summary- Private Programs” on page 139 that prior Hartman programs have experienced losses during the first several quarters of operations due to initial startup costs and lack of revenue prior to investment of funds.

32.	Please revise to clarify if the termination was for cause and if Mr. Hartman or any affiliates were able to obtain termination related compensation as a result of the termination.

32.
We have revised the disclosure under “Prior Performance Summary—Hartman Commercial Properties REIT” on page 137 to disclose that Mr. Hartman and his affiliate, Hartman Management were allegedly terminated for cause and that neither Hartman nor Hartman Management received  any termination related compensation as a result of the termination.

33.
It is not clear how you are able to include Hartman Income REIT as a public program. The definition of "public" program under Section 8 of Guide 5 refers to an offering registered under the Securities Act of 1933. Please explain the basis for identifying this as a public program or revise to describe it as a private program

33.	We mistakenly included HIREIT under the heading of public programs. HIREIT is a private REIT, consisting of a combination of four privately held and privately offered limited partnership programs.

34.	Please revise to clarify how the formation valuation was determined.

34.
The determination of the formation valuation of $171.5 million for HIREIT was based on the combined values of all of the properties of the four programs that merged to form Hartman Income REIT plus Woodedge Plaza, a retail shopping center that Mr. Hartman contributed to Hartman Income REIT Operating Partnership.  The values of the individual properties were determined by applying a 6.5 capitalization rate to the projected 2008 adjusted net operating income of each of the properties.

Duc Dang, Esq.
Securities and Exchange Commission
June 1, 2009

35.	Please revise to disclose the purchase price and cost of improvements and development of the sole property that was owned by Houston RE Income Properties XV.

35.	We have revised the disclosure to show the $8.9 million cost of land and project development for the sole property of Houston RE Income Properties XV.

36.
We note from your disclosure on page 111 of your filing that your common stock is redeemable at the option of the holder. Explain to us, and enhance your financial statement disclosure to discuss, how you intend to account for your redeemable common stock in accordance with SFAS 150 and EITF D-98.

36.
The share redemption program does not contain a mandatory redemption requirement nor does it provide redemption rights to the holders of the shares that is ultimately outside the control of the issuer.  We direct your attention to the second paragraph below the bullet points on page 117 which states:

“Our board of directors, reserves the right in its sole discretion at any time to… (2) reject any request for share redemption program.”

Further, we believe the additional disclosures relating to the limitations on requests for redemption of shares clearly indicate that such requests are subject to availability of funds, limitations on the amounts redeemable each period and board discretion to approve a request for redemption.  Accordingly, we do not believe the share redemption program provides for nor do the disclosures indicate that the common stock is redeemable at the option of the holder.  Pursuant to Regulation S-X Rule 5-02 and Topic D-98, that redeemable securities will be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer.  Our view is:

(1)	The securities are redeemable at a determinable price,
(2)	The board of directors has the option to deny the request for redemption, and
(3)
Although there are provisions for redemption based on the occurrence of events not solely within the control of the issuer, the board of directors still has the ability to deny the request for the redemption.

37.	Please tell us and disclose how management will consider below-market renewal options in determining the amortization period of the below-market lease intangibles.

Duc Dang, Esq.
Securities and Exchange Commission
June 1, 2009

37.	We have revised our disclosure in accordance with SFAS No. 13 (As Amended) to address the accounting for the valuation and subsequent amortization of below-market renewal options.

SFAS No. 13 para 5(e) states:

“Bargain renewal option. A provision allowing the lessee, at his option, to renew the lease for a rental sufficiently lower than the fair rental of the property at the date the option becomes exercisable that exercise of the option appears, at the inception of the lease, to be reasonably assured.”

Our disclosure now includes a discussion of the valuation of below-market lease renewal options to value the bargain renewal option at fair value and amortize the intangible over the expected terms of each lease.

38.	Please elaborate on your intentions to originate commercial mortgages, and if such originations will constitute a significant portion of your operations.

38.	We do not currently intend to originate commercial mortgages. Accordingly, the accounting policy in Note 2 of the financial statements has been deleted.

39.
We note your response to comment 31 requesting a separate description in the table of fees associated with the liquidation stage of your business. Please revise your disclosure herein to include such disclosure.

39.	We have amended Note 3 to the Financial Statements to separately identify the fees associated with the liquidation phase of the business in the event of liquidation.

40.
We note your response to comment 45 and reissue the comment. Please revise the registration statement to include the disclosure regarding your sales of unregistered securities as required by Item 33 of Form S-11 and Item 701 of Regulation S-K.

40.
We have noted the sales of the 100 shares of common stock and 1,000 shares of convertible preferred stock in several places in the prospectus, including the summary, to comply with Item 701 of Regulation S-K.

41.
We note your response to comment 46. Please tell us why you believe that the undertakings required by Section 20.D of Industry Guide 5 are not applicable, or revise the registration statement to include these undertakings. In addition, please include the undertakings required by Item 415(a)(6) of Regulation S-K.

Duc Dang, Esq.
Securities and Exchange Commission
June 1, 2009

41.	We have revised our registration statement to include the undertakings required by Section 20.D of Industry Guide 5 and Item 415(a)(6) of Regulation S-K on page II-3.

42.
The disclosure on page 95 of your prospectus states that counsel has opined that you have been organized in conformity with the requirements for qualification as a REIT and your method of operating will enable you to meet the requirements for qualification and taxation as a REIT. Please provide a revised opinion that is consistent with the description of the opinion in the prospectus. Counsel should opine on both your organization and your proposed method of operating.

42.	A revised opinion is enclosed with the amendment as an exhibit.

43.
We note that you have filed your prior performance tables with Part II of your registration statement. Please be aware that the prior performance tables, except Table VI, must be part of your prospectus. Please revise your filing accordingly.

43.	The prior performance tables are now part of the prospectus.

44.	Please revise to update the prior performance tables to include information as of December 31, 2008.

44.
We have revised Table I as of December 31, 2008.  Tables II and III now contain data as of March 31, 2008 for Hartman XVIII, the last day of Hartman XVIII’s existence before the effective date of its merger with HIREIT and as of September 30, 2006 for Hartman Commercial Properties REIT because neither Mr. Hartman nor his affiliates were in control of Houston Commercial Properties REIT after that date. As noted in the notes to financial statements, the termination of Hartman’s management team by Hartman Commercial Properties REIT was effective after September 30, 2006.

45.
Please revise to provide the information for Table V as illustrated in Appendix II of Guide 5. Such disclosure should note all sales or disposals of properties within the most recent three years by appropriate programs with similar investment objectives to those detailed in the prospectus.

45.	We have added a Table V that simply states that the table is not applicable as none of the identified prior programs has sold any of its properties during the most recent three years.

46.	Please explain why you have not provided information for Hartman Commercial Properties REIT.

Duc Dang, Esq.
Securities and Exchange Commission
June 1, 2009

46.	We have provided information on HCP REIT in Table II through September 30, 2006, the last day that Hartman was in control of HCP REIT.

47.
It appears that the offerings of the three programs included in this table closed prior to 2006. As such, it is not clear why you have included them here and in Table II. Please refer to Instruction 1 to this table and Table II and revise your disclosure accordingly or advise.

47.	Table II now includes only Hartman Commercial Properties REIT, from which Mr.Hartman and Hartman Management was terminated in 2006, and Hartman XVIII which closed its private placement in 2006.

48.	It is not clear why the sum of cash invested, acquisition fees and loan cost do not equal the amount available for investment. Please explain or revise to reconcile.

48.	The tables have been revised to show that the sum of cash invested, acquisition fees and loan costs equal the amount available for investment.

49.
Please remove the TIC contributions and the proceeds from mortgage financing from the portion of the table summarizing acquisition costs. This group of line items is intended to show the percentage of the dollar amount raised that was spent specifically for the acquisition of properties. It is not appropriate for total acquisition costs in this context to exceed amount available for investment. You may include these items lower in the table to clarify your calculation of percent leverage.

49.	We have removed the TIC information from the tables.

Table II. Compensation to Sponsor, page II-5

50.	Please reconcile the amounts of acquisition fees noted within Table I to the amount of acquisition fees as disclosed within Table II.

50.
In keeping with your March 4, 2009 comment 41, we have decided to present the line items only in terms of percentages and removed the dollar amounts.  We have, however, reconciled the percentage in Table I to the amount of acquisition fees in Table II.

51.	Please refer to Instruction 1 to Table III and explain your basis for including Houston R.E. Income Properties, XVI. It appears that this program closed more than five years ago.

Duc Dang, Esq.
Securities and Exchange Commission
June 1, 2009

51.	Hartman programs XVI and XVII have been deleted from the tables because they closed more than five years ago.

52.
Please tell us and provide a footnote disclosure detailing the composition of the Increase in other assets as they relate to Special items used to determine each program's cash generated. It would appear that any special item would be deducted from the net cash flow of each program.

52.	The tables have been revised. There are no longer any special items used to determine the programs’ cash generated.

53.	Please tell us and include a footnote detailing the source of interest income generated for Hartman Income Properties, XVIII, Ltd. for all periods presented.

53.
We no longer include a line item for interest income.  It is, however, included  in the gross income disclosed on Table III.  We have added a footnote to detail the source of the interest income as short term cash investments and mortgage loans to affiliates of Hartman XVIII.

54.
We note that you have provided quarterly data for the operating results of prior programs. It is not clear why you are providing quarterly data for March 31, 2008 when your table is aimed at providing annual operating data. Please explain or revise to remove the noted disclosure.

54.	We have revised Table III to delete the quarterly data.

55.	Because it is unclear if HIREIT had any offerings which closed in the last five years, please tell us why you have included information about this entity.

55.
HIREIT has been removed from the table since it did not do an offering.  HIREIT is the surviving entity of the consolidation of Hartman XIV, XVI, XVII and XVIII.  HIREIT itself has not raised capital and there is no current intent for it to do so.

56.
We note that the header caption to this table is "Acquisition of Properties by Program." Please note that Table IV for your prior performance tables should disclose the financial results of programs that no longer hold properties. Please review Table IV and the accompanying instructions and revise this table accordingly.

56.	We have revised the heading of Table IV to “Results of Completed Programs” and disclosed that it is not applicable as none of the prior entities discussed has disposed of any of its properties.

We believe that we have now added the requisite undertakings to Part II.

Duc Dang, Esq.
Securities and Exchange Commission
June 1, 2009

Very truly yours,

IRVINE VENTURE LAW FIRM, LLP

Michael E. Shaff